August 3, 2012

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Amanda Ravitz

Re: First Solar, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the fiscal quarter ended March 31, 2012
Filed May 4, 2012
File No. 001-33156

Dear Ms. Ravitz:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the July 11, 2012 comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”).
For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s responses thereto.
Form 10-K for the fiscal year ended December 31, 2011

Item 1. Business, page 1

Components Business, page 3

Customers, page 4

1.
We reference the statement that you have supply contracts for the sale of solar modules with thirteen solar power system project developers and system integrators within the EU expiring at the end of 2012. You also state that volumes in 2012 are not expected to have as significant of an effect on your overall financial performance in 2012 as compared to prior years. Please tell us why you believe the supply contracts will have a less significant impact on your financial performance than in prior years. Also, tell us why you no longer disclose the sales related to those contracts, as you did in the prior year.

We respectfully acknowledge the Staff’s comment. In years prior to 2011, our historical supply contracts with customers based in the European Union were a significant source of our sales and our planned module production. As described in the Form 10-K, our systems business has steadily grown in importance over the last several years and accounts for an increasing portion of our planned module production as well as our financial performance. This trend is expected to continue in 2012 and beyond, as we execute on our Long Term Strategic Plan, and as a result, the relative contribution of these supply contracts to our overall financial performance is naturally expected to decline in 2012 compared to prior years.

Second, we state on page 4 of the Form 10-K: “As described above under “Business - Long Term Strategic Plan,” we are seeking to develop additional customer relationships primarily in sustainable markets and regions, which would reduce our customer and geographic concentration and dependence.” To the extent we continue to sell modules to third-party customers in 2012 and beyond, we expect, pursuant to our Long Term Strategic Plan, to sell an increasing portion to customers outside of the European Union. Thus the historical supply contracts with customers based in the European Union are not expected to have as significant an effect on our overall financial performance in 2012 compared to prior years.

Finally, we state on page 5 of the Form 10-K: “While our Supply Contracts have certain firm purchase commitments, these contracts are subject to amendments made by us or requested by our customers, such as the above mentioned amendments we have historically made. These amendments decreased the expected revenue under our Supply Contracts during 2009, 2010, and 2011.” During the second half of 2011, as a result of intense competition among solar installers, declining solar module average selling prices and the financial uncertainty of certain of these supply contract customers, certain customers were unable or unwilling to purchase the volumes required under these agreements. This decline in volume and average selling prices was in part the result of known or expected declines in Feed in Tariffs (“FiT”) in several European Union countries. These FiT reductions, specifically those in Germany, which has historically been our largest market, were especially impactful to large-scale free field systems which are core to our business. As a result, we amended supply contract pricing and/or delayed the timing of when modules would be delivered for certain customers, and such dynamics were expected to continue into 2012 and have done so through the first half of 2012.

In light of the foregoing factors and the resulting decline in relative importance of the supply contracts to our overall financial performance, we determined it was appropriate to de-emphasize the importance of the expected future sales values from such supply contracts. We concluded that continuing to estimate expected sales under these contracts could imply a measure of importance that was no longer a meaningful reflection of our overall business.

Item 1A. Risk Factors, page 13

2.
Please provide us with appropriate risk factor disclosure regarding the potential competitive disadvantages you may face from decreasing silicon and other materials costs and competitive fossil fuel pricing and confirm that in future filings, you will include such risk factor disclosure.

We respectfully acknowledge the Staff’s comment. We believe that the potential competitive disadvantages we may face from decreasing silicon and other materials costs and competitive fossil fuel pricing have been adequately covered by the underlined portions of the following risk factors included in our Annual Report on Form 10-K:

We face intense competition from manufacturers of crystalline silicon solar modules, as well as thin-film solar modules, and solar thermal and concentrated PV systems; if global supply exceeds global demand, it could lead to a reduction in the average selling price for PV modules, which could reduce our net sales and adversely affect our results of operations.

The solar energy and renewable energy industries are highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. Within the global PV industry, we face competition from crystalline silicon solar module manufacturers, other thin-film solar module manufacturers and companies developing solar thermal and concentrated PV technologies. Existing or future solar manufacturers might be acquired by larger companies with significant capital resources, thereby intensifying competition with us.  In addition, the introduction of a low cost disruptive technology could adversely affect our ability to compete, which could reduce our net sales and adversely affect our results of operations.

Even if demand for solar modules continues to grow, the rapid manufacturing capacity expansion undertaken by many solar module manufacturers, particularly manufacturers of crystalline silicon solar modules, has created and may continue to cause periods of structural imbalance during which supply exceeds demand. See “An increased global supply of PV modules has caused and may continue to cause structural imbalances in which global PV module supply exceeds demand, which could have a material adverse effect on our business, financial condition and results of operations.” In addition, we believe a significant decrease in the cost of silicon feedstock would provide significant reductions in the manufacturing cost of crystalline silicon solar modules and lead to further pricing pressure for solar modules and potentially the oversupply of solar modules.

During any such period, our competitors could decide to reduce their sales prices in response to competition, even below their manufacturing costs, in order to generate sales. Other competitors may have direct or indirect access to sovereign capital, which could enable such competitors to operate at minimal or negative operating margins for sustained periods of time. As a result, we may be unable to sell our solar modules at attractive prices, or for a profit, during any period of excess supply of solar modules, which would reduce our net sales and adversely affect our results of operations. Also, we may decide to lower our average selling price to certain customers in certain markets in response to competition.

If PV technology is not suitable for widespread adoption at economically attractive rates of return, or if sufficient additional demand for solar modules does not develop or takes longer to develop than we anticipate, our net sales and profit may flatten or decline and we may be unable to sustain profitability.

The solar energy market is at a relatively early stage of development, in comparison to fossil fuel-based electricity generation. If PV technology proves unsuitable for widespread adoption at economically attractive rates of return or if additional demand for solar modules fails to develop sufficiently or takes longer to develop than we anticipate, we may be unable to grow our business or generate sufficient net sales to sustain profitability. In addition, demand for solar modules in our targeted markets, including North America, Europe, India, China, the Middle East, Australia and other foreign jurisdictions, may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for solar systems and modules, including the following:

cost-effectiveness of the electricity generated by PV power systems compared to conventional energy sources, such as natural gas and coal, and other non-solar renewable energy sources, such as wind;

performance, reliability and availability of energy generated by PV systems compared to conventional and other non-solar renewable energy sources and products;

success of other renewable energy generation technologies, such as hydroelectric, tidal, wind, geothermal, solar thermal, concentrated PV, and biomass;

fluctuations in economic and market conditions that affect the price of, and demand for, conventional and non-solar renewable energy sources, such as increases or decreases in the price of natural gas, coal, oil, and other fossil fuels;

fluctuations in capital expenditures by end-users of solar modules, which tend to decrease when the economy slows and when interest rates increase; and

availability, substance, and magnitude of government targets, subsidies, incentives, and renewable portfolio standards to accelerate the development of the solar energy industry.

In addition, we provide additional meaningful disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our periodic reports regarding the impact of polysilicon pricing on our cost competitiveness.  The following appears on page 44 of our Form 10-Q for the quarter ended March 31, 2012 and similar language will appear in our Form 10-Q for the quarter ended June 30, 2012:

The cost of polysilicon is a significant driver of the manufacturing cost of crystalline silicon solar modules, and the timing and rate of change in the cost of silicon feedstock and polysilicon could lead to changes in solar module pricing levels. Polysilicon costs declined over the past year, contributing to a decline in our manufacturing cost advantage over crystalline silicon module manufacturers. Although we are not a crystalline silicon module manufacturer, we estimate, based on industry research and public disclosures of our competitors, that a $10 per Kg increase or decrease in the price of polysilicon could increase or decrease, respectively, our competitors’ manufacturing cost per watt by approximately $0.05 to $0.08 over time.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Financial Operations Overview, page 40

Net Sales, page 41

3.
We see that your disclosure about the criteria for applying percentage of completion under contracts involving land or land rights presented on page 42 largely cites the general criteria for real estate sales from FASB ASC 360-20-40-5. The application of the real estate sales criteria can be complex and judgmental and, in your business, appears to involve complex financing considerations. Accordingly, describe to us the matters you consider in assessing whether the ASC 360 criteria from your disclosure have been achieved in arriving at the appropriate accounting method.

We respectfully acknowledge the Staff’s comment and agree that the application of the real estate criteria in ASC
360-20 can be complex and judgmental. Matters we consider in assessing whether the ASC 360-20 criteria have been achieved in arriving at the appropriate accounting method include, but are not limited to the following:

•
Whether the sales arrangement has closed including all conditions precedent being met, the transfer of required consideration and the transfer of title to the underlying project assets/ deferred project costs;

•
The form, amount and source of the initial and continuing investment, which we generally view as cash payments from our customers that have been funded through equity or irrevocable letters of credit from an investment grade financial institution;

•	Whether any of our receivables are subject to future subordination including whether there is any ability for customers or customer lenders to clawback or have recourse to us for payments received;

•	Whether there is an option or obligation to repurchase the project assets/ deferred project costs;

•	Whether there are any forms of continuing involvement including assumption of any risk or rewards typical of real estate ownership;

•	Whether we have any permanent financing responsibilities; and

•	Whether there is any guaranteed return on or of the buyer’s investment.

Although we evaluate the above factors and the other factors that must be considered under ASC 360-20, many such considerations are not applicable to our typical sales arrangements. We do not typically provide project financing or enter into financing arrangements with financial institutions for our projects, although we may facilitate a buyer obtaining financing for one of our projects by, for example, applying for special financing arrangements or by obtaining a credit rating for one of our projects. As a result, the financing considerations under ASC 360-20 are typically not applicable to our evaluation of the appropriate accounting method.

4.
As a related matter, in light of the growth of your systems business and the change in your company’s strategic direction, please also describe to us the factors you consider in assessing whether you have the ability to make appropriate estimates necessary to apply the percentage of completion method. Also, clarify for us how you have made that determination for the significant projects currently in process. Please refer to FASB ASC605-35-25.

We respectfully acknowledge the Staff’s comment. As our systems business continues to grow and our cumulative experience in constructing solar power projects increases, we believe that our ability to make appropriate estimates in order to apply the percentage of completion method of accounting is enhanced. First, since our acquisition of Turner Renewable Energy LLC in 2007, our solar power system projects, and the estimating process required for such projects, have similar characteristics in terms of module costs, balance of system costs, labor costs and other items. The internal teams responsible for developing and managing the construction of the projects also have responsibility for developing our cost estimates including the estimated cost to complete projects, and their cumulative knowledge and experience allows them to make dependable estimates that are also subject to oversight and review. Second, we have a history of applying the percentage of completion method to long term contracts for projects accounted for under ASC 605-35, prior to the recent increase in the size of our systems business including projects requiring the application of real estate accounting. We apply the provisions of ASC 605-35-25 by analogy to our contracts covered under ASC 360-20, when we meet all of the criteria to use the percentage of completion accounting method. There is a presumption under ASC 605-35-25-58 that we must use the percentage of completion method based upon this historical experience related to such projects and the fact that construction contracts are a recurring portion of our business.

Use of the percentage of completion method requires us to have the ability to make reasonably dependable estimates related to contract costs, contract revenues and progress toward completion. Accordingly, we believe we can make the required reasonably dependable estimates in order to use the percentage of completion method.

5.
Under the table of “Projects sold/Under contract,” tell us why you do not also disclose the project pipeline in terms of contract sales value expressed in dollars. In that regard, explain to us why you believe disclosure of project backlog solely in terms of megawatts is meaningful to investors.

We respectfully acknowledge the Staff’s comment. We note that our disclosure of our project pipeline in terms of megawatts is consistent with our disclosure of manufacturing capacity and expected production for the current year in the Form 10-K. We believe the megawatt metric provides investors with meaningful information about the size of our projects, and that the users of our financial statements understand and obtain meaningful information through our volume related disclosures. In light of the fact that our sold/ contracted project pipeline is expected to be a significant contributor to our current and expected future operating results during construction of these projects through approximately 2015, we will also include, beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2012, disclosure about our project pipeline that provides investors with an indication, in terms of dollars, of the aggregate future net sales our sold/ contracted projects are expected to provide to us as of each balance sheet date. We note that such aggregate dollar amount will only relate to our sold/ contracted projects within the pipeline, as not all of the projects in our project pipeline are sold or subject to a sales contract at this point in time.

6.
As a related matter, in light of the growing importance of the systems projects to your financial statements, also tell us how you have considered whether to provide more specific detail about the status, impact on your financial statements and expected timing of the completion of the listed projects. In that regard, given the significant impact that contract accounting currently has on your financial statements and your business’ dependence on the systems projects in light of the deterioration of the module business, please tell us your consideration of providing additional disclosure that discusses the underlying progress on the major projects during the reporting periods as well as their actual impact on your financial statements with greater specificity.

We respectfully acknowledge the Staff’s comment. We consider on an ongoing basis the appropriateness of potentially providing more specific detail about our project pipeline and the status of such projects as of each balance sheet date. Due to competitive concerns and otherwise as described below, we have generally not provided specific details about our contract pricing, the specific status of each project at any point in time or the net sales earned from each project. Such information may be utilized by customers or competitors, in a manner that would negatively impact our future ability to negotiate or be successfully awarded sales contracts. We do not believe it is commonplace for companies to provide the financial statement impact of each project individually. Additionally, each project is unique with respect to pricing and the timing of when all revenue recognition criteria are met, and we believe investors may misinterpret or inappropriately extrapolate such additional details to future expectations.

In light of the importance of our project pipeline as described in our response to Comment 5 above, we have determined that in future filings, beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2012, we will include specific disclosure about the approximate expected timeframe of substantial completion for those projects within our pipeline that we are able to make such estimation for, as per the Staff’s comment. Importantly, we also note that investors can assess the ongoing impact on our financial statements from our projects in the aggregate by reviewing the systems segment information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Business Segment Review-Systems Segment” and the “Segment Reporting” note in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Finally, we will continue to provide a metric in terms of volume that will provide an indication of the overall progress on such sold/ contracted projects meeting all revenue recognition criteria that, together with the estimated project completion date information and the information provided in our ASC 280 segment disclosures, will provide an appropriate level of detail related to project status and the related impact on our financial statements.

Liquidity and Capital Resources, page 58

7.
We see that during 2011 the amount of unbilled accounts receivable increased to $533.4 million, representing approximately 43% of total systems revenues for the year. While we see your disclosure that such amounts are expected to be billed and collected from customers during 2012, please tell us the specific reasons for the cited increase in unbilled receivables. In that regard, please provide detail that is specific to the significant components of the unbilled receivables and that explains the apparent difference between revenue recognition and billing milestones on those projects.

We respectfully acknowledge the Staff’s comment. The increase in accounts receivable, unbilled as of December 31, 2011 was primarily driven by a single project, Agua Caliente (“Agua”). This project, still under construction, is currently the largest operating solar power plant in the world, and the increase in accounts receivable, unbilled is primarily the result of our construction progress for this project proceeding at a faster rate than originally anticipated. The terms of our construction contracts typically allow us certain levels of flexibility related to accelerating or decelerating construction activities, and we utilize this flexibility within the overall context of our entire project pipeline under construction and our business in general.

The terms of our construction contracts typically allow us to bill on a monthly basis for the construction work performed based upon the originally negotiated construction and billing schedule or upon the achievement of certain construction milestones. For projects where we have met all revenue recognition criteria, when the actual construction progress at a point in time is greater than the amounts we are allowed to bill the customer for based upon the terms of the construction contract, the difference is represented in accounts receivable, unbilled. Our accounts receivable, unbilled then turns over as we are allowed to make billings under our construction contracts.

In order to accelerate our billings from the original timing of billings allowed under the terms of our construction contracts, typically the project owner must agree to such acceleration. For the Agua project, we successfully received approval from the project owners to accelerate the billing for a large portion of the then outstanding accounts receivable, unbilled in the second quarter of 2012. We also received the underlying cash from such accelerated billing in the second quarter of 2012.

8.
As a related matter, we note that total inventories increased by 125% and finished goods inventory increased by 405%. We also note that inventories continue to increase in the first quarter of 2012, and exceed 100% of revenue for that quarter. In light of the cited growth, pricing uncertainty in your industry and the transition of your business under the long-term strategic plan, in future filings please add discussion of reasons for material changes in inventory, the impact on your liquidity, the risks in the current pricing environment and the plan for disposal for inventories not reasonably expected to be absorbed under the contractual arrangements of your systems business. Please provide us a copy of your proposed revised disclosure.

We respectfully acknowledge the Staff’s comment. In future filings, beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2012, we will include such disclosure. Our revised disclosure is as follows:

The amount of finished goods inventory (“solar module inventory”) and balance of systems parts as of June 30, 2012 was $673.7 million and represents a 104% increase from December 31, 2011. As we continue with the construction of our project pipeline we must produce solar modules and procure balance of systems parts in the required volumes to support our planned construction schedules. As part of the normal construction cycle, we typically must produce or acquire the necessary materials for such construction activities in advance of receiving payment for such materials. Once solar modules and balance of systems parts are installed in a project, such installed amounts are classified as either project assets, deferred project costs or cost of sales depending upon whether the project is subject to a sales contract and whether all revenue recognition criteria have been met. Accordingly, as of any balance sheet date, our solar module inventory represents solar modules that will be installed in our project pipeline or that we expect to sell to third parties.

There may be a delay in when our solar module inventory and balance of systems parts can be converted into cash compared to a typical third-party module sale. Such timing differences temporarily reduce our liquidity to the extent that we have already paid for our balance of system parts or the underlying costs to produce our solar module inventories. As previously announced, we have reduced our manufacturing capacity and planned solar module production levels, to match expected market demand, which considers our project pipeline. This decrease in planned production reduces our risk and the impact on liquidity of having excess solar module inventories that we must sell to third parties as we implement our Long Term Strategic Plan and respond to market pricing uncertainties for solar modules. Our solar module inventory as of June 30, 2012, is expected to primarily support our systems business with the remaining amounts being used to support expected near term demand for third-party module sales. As of June 30, 2012, approximately $300 million or 58% of our solar module inventory was either on-site or in-transit to our systems projects. Of this amount, approximately $69 million of solar module inventories or 13% of the total solar module inventory balance was physically segregated for certain projects for the purpose of qualifying such projects for the Department of Treasury’s Section 1603 cash grant program prior to the program’s expiration in December 2011. Such segregated solar module inventories will be installed in the underlying systems projects in the normal course of our construction, which has not yet begun. All balance of systems parts are for our systems business projects.

Item 8. Consolidated Financial Statements

Note 16. Commitments and Contingencies, page 111

9.	Please revise future filings to disclose how system repurchase provisions are considered in your revenue recognition practices. Provide us with a copy of your proposed revised disclosure.

We respectfully acknowledge the Staff’s comment and will revise the disclosures in future filings beginning with our next quarterly report on Form 10-Q, for the quarter ended June 30, 2012. Our revised disclosure is as follows:

Systems Repurchases

Under the sales agreements for a limited number of our solar power projects, we may be required to repurchase such projects if certain events occur, such as not achieving commercial operation of the project within a certain timeframe.

Although we consider the possibility that we would be required to repurchase any of our solar power projects to be remote, our current working capital and other available sources of liquidity may not be sufficient in order to make any required repurchase. If we are required to repurchase a solar power project we would have the ability to market and sell such project if the event requiring a repurchase does not impact its marketability. Our liquidity may also be impacted as the time between the repurchase of a project and the potential sale of such repurchased project could take several months.

For the sales agreements that have such conditional repurchase clauses, in accordance with ASC 360, we will not recognize revenue on such sales agreements until the conditional repurchase clauses are of no further force or effect and all other necessary revenue recognition criteria have been met.

Note 24. Segment and Geographical Information, page 123

10.
We understand that you have traditionally viewed the manufacture and sale of solar modules by the components segment as the key driver of your business. Tell us how the CODM view of your business as expressed in this note and in your Form 10-Q for the period ended March 31, 2012 is consistent with your strategic plan to transition to providing utility scale solar projects as your primary business. We also see from the discussions in your earnings calls that your team is focused on delivering optimized systems as opposed to module components and that you are dedicating all of your resources to utility scale systems. Please tell us how management’s statements about your strategic plan are consistent with the segment presentation in Note 24 and FASB ASC 280.

We respectfully acknowledge the Staff’s comment. As a preliminary matter, we note that as of March 31, 2012, our Long Term Strategic Plan was still under development. We are only beginning to execute on this plan, and our transition to primarily focus on providing complete utility scale PV solar power solutions, which use our solar modules, to sustainable markets may take several years to fully implement. Under ASC 280, we have identified our operating and reportable segments consistent with how our CODM views the business in order to allocate resources and assess performance of our business. Although the composition of our two operating and reporting segments has not changed, the measure of profitability for our operating segments and the related financial information our CODM uses to assess performance and allocate resources changed during the three months ended June 30, 2012, primarily in response to the finalization of our Long Term Strategic Plan and due to a change to our Chief Executive Officer during the period. As a result, beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2012, we will change the operating performance measure disclosure to be consistent with this change in information reviewed by our CODM. We will disclose the following for our ASC 280 segment disclosures (included here without the underlying financial tables from this response only):

Note 21. Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. The method of determining what information to report is generally based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

We operate our business in two segments. Our components segment involves the design, manufacture, and sale of solar modules which convert sunlight into electricity. Third-party customers of our components segment include project developers, system integrators, and operators of renewable energy projects.

Our second segment is our fully integrated systems business (“systems segment”), through which we provide a complete PV solar power system, which includes project development, engineering, procurement and construction (“EPC”) products, operating and maintenance (“O&M”) services, when applicable, and project finance, when required. We may provide our full EPC product or any combination of individual products within our EPC capabilities. All of our systems segment products and services are for PV solar power systems which use our solar modules, and such products and services are sold directly to investor owned utilities, independent power developers and producers, commercial and industrial companies, and other system owners.

Our Chief Operating Decision Maker (“CODM”), consisting of certain members of senior executive staff, views both our ability to provide customers with a complete PV solar power system through the fully integrated systems segment and the manufacturing of solar modules from the components segment as the drivers of our resource allocation, profitability, and cash flows. The complete PV solar power systems sold through our systems segment drive resource allocation, profitability, and cash flows through delivering state of the art construction techniques and process management to reduce the installed cost of our PV systems, and accordingly, the systems segment is considered by our CODM as a direct contributor to our profitability. Therefore, for the three months ended June 30, 2012, our CODM viewed both our components and systems segments as contributors to our operating results.

Prior to the three months ended June 30, 2012, our CODM viewed the systems segment as an enabler to drive module throughput from our components segment, with a primary objective to achieve break-even results before income taxes. During the three months ended June 30, 2012, we finalized and announced the details related to our Long Term Strategic Plan, which is primarily focused on providing complete utility scale PV solar power solutions, which use our modules, to sustainable markets. Additionally, James Hughes was appointed as Chief Executive Officer. These factors led to a change in how our CODM views and measures the profitability of our operating segments and which therefore changed the information reviewed by the CODM to allocate resources and evaluate profitability of such segments.

In our operating segment financial disclosures, we include an allocation of sales value for all solar modules manufactured by our components segment and installed in projects sold or built by our systems segment in the net sales of our components segment. In the gross profit of our operating segment disclosures, we include the corresponding cost of sales value for the solar modules installed in projects sold or built by our systems segment in the components segment. The cost of solar modules is comprised of the manufactured cost incurred by our components segment.

After we have determined the amount of revenue earned for our systems projects following the applicable accounting guidance for the underlying sales arrangements, we allocate module revenue from the systems segment to the components segment based on how our CODM strategically views these segments. The amount of module revenue allocated from the systems segment to the components segment is equal to an estimated average selling price for such solar modules as if the modules were sold to a third party EPC customer through a long term supply agreement that establishes pricing at the beginning of each year. In order to develop the estimate of the average selling price used for this revenue allocation, we utilize a combination of our actual third party module sale transactions, our competitor benchmarking and our internal pricing lists used to provide module price quotes to customers. This allocation methodology and the estimated average selling prices are consistent with how our CODM views the value proposition our components business brings to a utility scale systems project and the financial information reviewed by our CODM in assessing our components business performance.

Our components and systems segments have certain of their own dedicated administrative key functions, such as accounting, legal, finance, project finance, human resources, procurement, and marketing. Costs for these functions are recorded and included within the respective selling, general and administrative costs for our components and systems segments. Our corporate key functions consist primarily of company-wide corporate tax, corporate treasury, corporate accounting/finance, corporate legal, investor relations, corporate communications, and executive management functions. These corporate functions and the assets supporting such functions benefit both the components and systems segments. We allocate corporate costs to the components and systems segments as part of selling, general and administrative costs, based upon the estimated benefits provided to each segment from these corporate functions.

Prior period segment information has been restated to conform to the three months ended June 30, 2012, presentation. None of the changes in the measure of our operating segments profitability impact the determination of our reportable operating segments or our previously reported consolidated financial results.

Financial information about our operating segments during the three and six months ended June 30, 2012 and June 30, 2011 was as follows (in thousands):

Product Revenue

The following table sets forth the total amounts of solar modules and solar power systems revenue recognized for the three and six months ended June 30, 2012 and June 30, 2011. For the purposes of the following table, (i) “Solar module revenue” is composed of total revenues from the sale of solar modules to third parties, which does not include any systems segment product or service offerings, (ii) “Solar power system revenue” is composed of total revenues from the sale of our solar power systems and related products and services including the solar modules installed in such solar power systems.

11.
As a related matter, in light of your stated business plan to transition to utility scale projects, tell us how your CODM manages and evaluates the systems business given that the information provided for that purpose is presented on a break-even basis. Tell us if anyone in your business receives financial information about the profitability of the systems business that includes the full revenues and costs of its activities without adjustments to cause the segment to break even. Please also describe what they do with that information, the roles of those individuals in your organization and their interaction with your CODM. It is not necessary to identify individuals by name in your response.

We respectfully acknowledge the Staff’s comment. Prior to the three months ended June 30, 2012, our CODM historically viewed the systems segment as an enabler to drive module throughput for our components segment, with a primary objective to achieve break-even results before income taxes. During the three months ended June 30, 2012, we finalized and announced the details related to our Long Term Strategic Plan, which is primarily focused on providing complete utility scale PV solar power solutions, which use our solar modules, to sustainable markets. Additionally, James Hughes was appointed as Chief Executive Officer. These factors led to a change in how our CODM measures the profitability of our operating segments and the related information reviewed by the CODM to allocate resources and evaluate profitability of such segments. The CODM began reviewing financial information with the new measure of profitability during the three months ended June 30, 2012, as outlined in our response to Comment 10 above. Beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2012, we have updated our ASC 280 segment disclosures to reflect these changes.

Under ASC 280, our evaluation of our reportable segments is based upon how our CODM views our business and the information our CODM utilizes to manage and evaluate the business. Although we have disclosed an overview of our Long Term Strategic Plan, the development and finalization of that plan was not completed until the second quarter 2012. Since the finalization of such plan we have begun to execute on the plan, which we expect may take several years to fully implement.

For the purpose of applying the percentage of completion accounting method, certain levels of management including those engaged in construction management, finance and accounting, review details of the contract revenues and underlying contract costs of our systems projects, which includes the solar modules for such projects. Financial information for projects is aggregated and reported in the accounting books and records for our underlying subsidiaries that perform and account for such systems projects. These books and records also include the underlying operating costs for such subsidiaries. Although financial information exists and may be reviewed by those members of management identified above, such information is not reviewed or provided to our CODM, which is comprised of the CEO, CFO and COO who are the most senior executives in the Company. Our CODM manages and evaluates our business as of June 30, 2012 in accordance with the disclosure included in Comment 10 above.

Form 10-Q for the fiscal quarter ended March 31, 2012

Item 1. Condensed Consolidated Financial Statements

Note 6. Goodwill, page 11

12.
We reference the disclosure that there were no changes in facts and circumstances that would require an interim goodwill impairment test for your systems reporting unit at March 31, 2012. Please tell us how you considered the restructuring activities discussed on page 9-11 and the 25% decline in your stock price over the quarter in determining that a reassessment of goodwill was not required at March 31, 2012. Refer to FASB ASC 855-10-25-3 and 855-10-55-2.

We respectfully acknowledge the Staff’s comment. As of March 31, 2012 and consistent with the guidance of ASC 350-20-35-30, as amended by ASU 2011-08, we made an assessment of whether it was more-likely-than-not that the systems reporting unit’s fair value was less than its carrying value to determine whether an interim goodwill impairment test should be performed. The events and circumstances that we considered in this assessment included our restructuring activities and the decline in our stock price during the quarter. We expect our restructuring activities to primarily impact the components reporting unit with very little unfavorable impact to the operating results or cash flows of our systems reporting unit. We also considered the decline in our stock price and related market capitalization since our last goodwill impairment test. The first step of this impairment test indicated that the fair value of the systems reporting unit exceeded its carrying value by a significant amount and no impairment was recorded for the $65.4 million of goodwill related to our systems reporting unit. Our assessment of whether an interim impairment test should be performed in the first quarter of 2012 considered that the first step of our last goodwill impairment test indicated the fair value of our systems reporting unit exceeded the carrying value by a significant amount. Even with an assumption that the fair value of the systems reporting unit declined by an amount commensurate with the 25% decline in our market capitalization during the first quarter of 2012, the fair value of our systems reporting unit would still be significantly in excess of the carrying value as of March 31, 2012.

Although we believe that stock price and market capitalization trends are factors we must consider in this assessment, we do not believe that they are the most meaningful factors when making our assessment. Consistent with our restructuring activities, substantially all of which impacted our components reporting unit, we believe the decline in our stock price was primarily driven by our components reporting unit. We note that between December 31, 2010 and December 31, 2011 our stock price had declined by 74% or $96 per share, and such decline was considered in our last impairment test, which resulted in a $393.4 million impairment of goodwill for our components reporting unit.

Other factors that we considered included the fact that our forecasted cash inflows related to our systems business project pipeline and related contract pricing had not changed significantly since our last impairment test. Based upon the weight of the positive, negative and neutral qualitative factors, we concluded it was not more-likely-than-not that the fair value of our systems reporting unit was less than its carrying value and as a result, an interim goodwill impairment test was not required.

Note 9. Consolidated Balance Sheet Details, page 16

Inventories, page 17

13.
We see that non-current inventory increased from $60.7 million at December 31, 2011 to $139.4 million at March 31, 2012. Please revise future filings to disclose the underlying reasons for fluctuations in non-current inventory. Please provide us a copy of your proposed revised disclosure.

We respectfully acknowledge the Staff’s comment. In future filings, beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2012, we will disclose the underlying reasons for fluctuations in non-current inventory. A copy of our revised disclosure is as follows:

We purchase a critical raw material that is used in our core production process in quantities that exceed anticipated consumption within our operating cycle (which is 12 months). We classify the raw materials that we do not expect to be consumed within our operating cycle as noncurrent. The increase in our noncurrent inventories was primarily the result of a decrease in the amount of such critical raw material we anticipate consuming in our next operating cycle. Such decrease resulted from a combination of the planned reduction in our manufacturing capacity and the amount of critical raw material for our next operating cycle that is required to be sourced through vendor supply agreements.

Property, plant and equipment, page 17

14.
We reference the disclosure about the $160.7 million of machinery and equipment originally purchased for previously planned expansions that have been canceled or deferred. Please tell us more specifically how you assessed the assets for impairment, including how you arrived at future cash flows if the timing of deployment of these assets is not yet determinable and why you believe you have appropriately applied the guidance regarding grouping of assets for impairment testing purposes from FASB ASC 360-10.

We respectfully acknowledge the Staff’s comment. In assessing such “stored” machinery and equipment for impairment as of March 31, 2012, we first concluded that such long-lived assets were held and used under ASC 360-10. We appropriately applied the requirements of ASC 360-10-35-23 for our asset groupings, which represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The identification of asset groupings in accordance with ASC 360-10-35-23 requires significant management judgment. Such machinery and equipment is part of larger asset groups as the machinery and equipment does not have cash flows that are largely independent of the cash flows of other assets and liabilities.

When estimating future cash flows for this machinery and equipment, we intentionally did not include any expected cash inflows from the installation and deployment of such assets. We did however include such machinery and equipment in the total of the corresponding asset base being assessed for recoverability for our asset groups. We considered the guidance in ASC 360-10-35-35 related to future cash flows of long-lived assets under development but determined that it was appropriate to exclude cash inflows from such assets in our undiscounted cash flow analysis as of March 31, 2012 due to the machinery and equipment not being part of an active deployment plan.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 41

Long Term Strategic Plan, page 44

15.
We note your discussion on page 44 of your Long Term Strategic Plan. To the extent this plan represents a known trend, please provide us with additional details about its expected impact on your results. For example, we note from your Q1 2012 earnings call that you plan to decrease your focus on traditional subsidy markets, including rooftop applications and that you intend to focus on utility-scale solar plants. Please also confirm that in future filings, you will include such disclosure.

We respectfully acknowledge the Staff’s comment. We note that our disclosures related to manufacturing capacity and restructuring provide disclosure about our continuing objective of balancing production capabilities with market demand. The primary known and expected trends are an expected continued shift in our revenues from third party module only sales to module sales through our systems business and an increase in the portion of our revenues coming from new markets throughout the Americas, Asia, the Middle East, and Africa. We discussed these trends in the Form 10-Q for the quarter ended March 31, 2012 under “Management's Discussion and Analysis of Financial Condition and Results of Operations-Executive Overview-Long Term Strategic Plan.”

In future filings, beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2012, we will continue to evaluate and enhance as appropriate our disclosure about the known trends that are inherent in the execution of our Long Term Strategic Plan. For such Form 10-Q, such expanded language will appear under “Management’s Discussion and Analysis of Financial Condition and Results of Operations -Certain Trends and Uncertainties.”

Restructuring, page 45

16.
With respect to the expected cost savings from the three restructuring initiatives, in future filings please identify the income statement line items expected to be impacted and clarify whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. Refer to SAB Topic 5P.

We respectfully acknowledge the Staff’s comment. In future filings, beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2012, we will identify the income statement line items expected to be impacted and we will clarify whether the cost savings are expected to be offset by anticipated changes in other expenses or revenues.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 602-427-3386.

Sincerely,

_/s/ Mark Widmar_____
Mark Widmar
Chief Financial Officer